Exhibit 12

M.D.C. HOLDINGS, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Three Months to March 31,		Year Ended December 31,
(dollars in thousands)	2005	2004	2004	2003	2002	2001	2000
Earnings	$146,114	$108,372	$675,748	$389,940	$301,072	$286,228	$232,034

Fixed Charges	$13,706	$9,558	$43,011	$43,977	$27,453	$28,782	$30,844

Earnings to Fixed Charges	10.66	11.34	15.71	8.87	10.97	9.94	7.52

Earnings:

Pretax Earnings from Continuing Operations	135,929	99,818	636,914	348,223	274,044	255,387	203,201
Add Fixed Charges	13,706	9,558	43,011	43,977	27,453	28,782	30,844
Less capitalized interest	(10,815)	(7,366)	(32,879)	(26,779)	(21,116)	(22,498)	(24,367)
Add amortization of previously capitalized interest	7,294	6,362	28,702	24,519	20,691	24,557	22,356

Total Earnings	146,114	108,372	675,748	389,940	301,072	286,228	232,034

Fixed Charges:

Homebuilding and corporate interest expense	0	0	0	0	0	0	0
Mortgage lending interest expense	484	383	1,946	1,967	1,822	2,666	3,115
Interest component of rent expense	1,516	1,075	5,462	3,897	2,812	2,253	2,177
Amortization and expensing of debt expenses (1)	891	734	2,724	11,334	1,703	1,365	1,185
Capitalized interest	10,815	7,366	32,879	26,779	21,116	22,498	24,367

Total Fixed Charges	13,706	9,558	43,011	43,977	27,453	28,782	30,844

(1)	2003 includes $9,315 of expenses related to debt redemption.